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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                         The Estee Lauder Companies Inc.
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   518439 10 4
                                 (CUSIP Number)

                                  May 25, 2000
              ----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]    Rule 13d-1(b)
[X]    Rule 13d-1(c)
[ ]    Rule 13d-1(d)


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Notes).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior page.

Check the following box if a fee is being paid with this statement. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) [ ]

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                                  SCHEDULE 13G

CUSIP No. 518439 10 4                                                Page 1 of 7


(1)      Names of Reporting Persons                         The 4202 Corporation

         I.R.S. Identification
         Nos. of Above Persons

--------------------------------------------------------------------------------
(2)      Check the Appropriate Box                                       (a) [ ]
         if a Member of a Group                                          (b) [ ]
--------------------------------------------------------------------------------
(3)      SEC Use Only
--------------------------------------------------------------------------------
(4)      Citizenship or Place of
         Organization                                                   Delaware
--------------------------------------------------------------------------------
Number of Shares                    (5) Sole Voting Power                   None
Beneficially Owned         -----------------------------------------------------
by Each Reporting                   (6) Shared Voting Power            3,584,309
Person With                -----------------------------------------------------
                                    (7) Sole Dispositive Power              None
                           -----------------------------------------------------
                                    (8) Shared Dispositive Power       3,584,309

                           (See Item 4(c).)
--------------------------------------------------------------------------------
(9)      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                3,584,309
                                                                (See Item 4(b).)
--------------------------------------------------------------------------------
(10)     Check if the Aggregate Amount
         in Row (9) Excludes Certain Shares                                  [ ]
--------------------------------------------------------------------------------
(11)     Percent of Class Represented
         by Amount in Row 9                                                 2.8%
                                                                (See Item 4(b).)
--------------------------------------------------------------------------------
(12)     Type of Reporting Person                                             CO

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                                  SCHEDULE 13G

CUSIP No. 518439 10 4                                                Page 2 of 7


(1)      Names of Reporting Persons              The RSL 4202 Trust,
                                                 u/a/d May 14, 1999, created
                                                 by Ronald S. Lauder, as Grantor

         I.R.S. Identification
         Nos. of Above Persons
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box                                       (a) [ ]
         if a Member of a Group                                          (b) [ ]
--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Citizenship or Place of
         Organization                                                Connecticut
--------------------------------------------------------------------------------

Number of Shares                    (5) Sole Voting Power                  None
Beneficially Owned         -----------------------------------------------------
by Each Reporting                   (6) Shared Voting Power            3,584,309
Person With                -----------------------------------------------------
                                    (7) Sole Dispositive Power              None
                           -----------------------------------------------------
                                    (8) Shared Dispositive Power       3,584,309

                           (See Item 4(c).)
--------------------------------------------------------------------------------
(9)      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                3,584,309
                                                                (See Item 4(b).)
--------------------------------------------------------------------------------
(10)     Check if the Aggregate Amount
         in Row (9) Excludes Certain Shares                                  [ ]
--------------------------------------------------------------------------------
(11)     Percent of Class Represented
         by Amount in Row 9                                                 2.8%
                                                                (See Item 4(b).)
--------------------------------------------------------------------------------
(12)     Type of Reporting Person                                             OO

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                                  SCHEDULE 13G

CUSIP No. 518439 10 4                                                Page 3 of 7

ITEM 1.

(a)      Name of Issuer

         The Estee Lauder Companies Inc. (the "Issuer")

(b)      Address of Issuer's Principal Executive Offices

         767 Fifth Avenue
         New York, New York 10153

ITEM 2.

(a)      Name of Person Filing


The 4202 Corporation                                The RSL 4202 Trust
(the "Corporation")                                 (the "Trust")

(b)      Address of Principal Business Office


The Corporation:                      The Trust:
     Wilmington Trust Company              Deborah F. Stiles, as sole trustee of
     Rodney Square North                   the Trust
     1100 North Market Street              12 Creamer Hill Road
     Wilmington, Delaware 19890-           Greenwich, Connecticut 06831-2743
                           0001

(c)      Citizenship


The Corporation: Organized in the State     The Trust: Organized in the State of
of Delaware                                 Connecticut

(d)      Title of Class of Securities

This report covers the Issuer's Class A Common Stock, par value $.01 per share (the "Class A Common Stock"). The Issuer has also issued Class B Common Stock, par value $.01 per share (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock"). As described in Item 4 below, each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock and is automatically converted into one share of Class A Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer's Certificate of


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                                  SCHEDULE 13G

CUSIP No. 518439 10 4                                                Page 4 of 7


Incorporation. Based upon this conversion feature of Class B Common Stock, the Reporting Persons are, pursuant to Rule 13d-3(d)(1)(i)(B) of the Act, deemed for purposes of this filing to be the beneficial owners of such shares of Class A Common Stock as would be issued upon conversion. The Class A Common Stock and Class B Common Stock are substantially identical, except for disparity in voting power and the conversion feature of the Class B Common Stock.

(e)      CUSIP No.

The CUSIP number of the Class A Common Stock is 518439 10 4.

ITEM 3.

Not applicable.

ITEM 4.           Ownership

(a) On May 25, 2000, 4,454,027 shares of Class A Common Stock were contributed to the Trust, and the Trust contributed 4,454,027 shares of Class A Common Stock to the Corporation (the "Contribution"). On May 31, 2000, the Corporation sold 4,747,892 shares of Class A Common Stock in a registered public offering by the Issuer (the "Offering"). The underwriters of the Offering have an option to purchase an additional 746,667 shares of Class A Common Stock from the Corporation.

         After the Contribution, but prior to the Offering, the Corporation owned 8,332,201 shares of Common Stock as follows: 5,494,559 shares of Class A Common Stock and 2,837,642 shares of Class B Common Stock.

         As a result of the Offering, the Corporation owns 3,584,309 shares of Common Stock as follows: 746,667 shares of Class A Common Stock and 2,837,642 shares of Class B Common Stock.

(b) Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock and is automatically converted into one share of Class A Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer's Certificate of Incorporation.

         Assuming conversion of all such shares of Class B Common Stock beneficially owned by the Corporation, after the Contribution, but prior to the Offering, the Corporation would have beneficially owned 8,332,201 shares of Class A Common Stock, constituting 6.6% of the number of shares of Class A Common Stock then outstanding.

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                                  SCHEDULE 13G

CUSIP No. 518439 10 4                                                Page 5 of 7


         Assuming conversion of all such shares of Class B Common Stock beneficially owned by the Corporation, after the Offering, the Corporation would beneficially own 3,584,309 shares of Class A Common Stock, constituting 2.8% of the number of shares of Class A Common Stock outstanding.

(c) All of the issued and outstanding shares of capital stock of the Corporation are owned by Deborah F. Stiles, in her capacity as the sole trustee of the Trust. Ms. Stiles, as the sole trustee of the Trust and a director and officer of the Corporation, H. William Healy, as a director and officer of the Corporation, and Lloyd O. Martin, as a director and officer of the Corporation, share voting and dispositive power over all of the shares of Common Stock owned by the Corporation.

         Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer's stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer.

         Assuming no conversion of any of the outstanding shares of Class B Common Stock, after the Contribution, but prior to the Offering, the 5,494,559 shares of Class A Common Stock and 2,837,642 shares of Class B Common Stock for which the Corporation had voting power constituted 2.7% of the aggregate voting power of the Issuer.

         Assuming no conversion of any of the outstanding shares of Class B Common Stock, after the Offering, the 746,667 shares of Class A Common Stock and 2,837,642 shares of Class B Common Stock for which the Corporation has voting power constitute 2.3% of the aggregate voting power of the Issuer.


         ITEM 5. Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

         ITEM 6. Ownership of More Than Five Percent on Behalf of Another Person

         No person other than those described in Item 4 is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by the Corporation.

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                                  SCHEDULE 13G

CUSIP No. 518439 10 4                                                Page 6 of 7


ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

ITEM 8.  Identification and Classification of Members of the Group

Not applicable.

ITEM 9.  Notice of Dissolution of the Group

Not applicable.

ITEM 10. Certifications

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated:    June 5, 2000

                                    THE 4202 CORPORATION

                                    /s/Deborah F. Stiles
                                    --------------------------------------------
                                    Deborah F. Stiles
                                    Vice President

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                                  SCHEDULE 13G

CUSIP No. 518439 10 4                                                Page 7 of 7



         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated: June 5, 2000

                                    THE RSL 4202 TRUST,
                                    u/a/d May 14, 1999, created by
                                    Ronald S. Lauder, as grantor

                                    /s/Deborah F.Stiles
                                    --------------------------------------------
                                    Deborah F. Stiles,
                                    as sole trustee of
                                    The RSL 4202 Trust

                                INDEX OF EXHIBITS

1.  Joint Filing Agreement, dated as of June 5, 2000, among the Filing Persons.

2.  List of Persons Filing Schedule 13G Pursuant to Rule 13d-1(c) under the Act.